Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

IN U.S. DOLLARS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2016	June 30, 2017
ASSETS			Unaudited

CURRENT ASSETS:
Cash and cash equivalents		$36,338	$34,087
Trade receivables (net of allowance for doubtful accounts of $ 12,162 and $ 9,712 (unaudited) at December 31, 2016 and June 30, 2017, respectively)		107,395	114,077
Other accounts receivable and prepaid expenses		17,076	19,948
Inventories	3	45,647	56,158

Total current assets		206,456	224,270

NON-CURRENT ASSETS:
Deferred taxes, net		1,344	1,204
Severance pay and pension fund		4,575	5,210
Other accounts receivable		2,746	3,931

PROPERTY AND EQUIPMENT, NET		27,560	28,277

INTANGIBLE ASSETS, NET		1,544	790

Total non-current assets		37,769	39,412

Total assets		$244,225	$263,682

The accompanying notes are an integral part of the condensed consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2016	June 30, 2017
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term loan	4	$17,000	$8,000
Trade payables		68,408	90,067
Deferred revenues		2,673	3,674
Other accounts payable and accrued expenses		22,425	19,711

Total current liabilities		110,506	121,452

LONG-TERM LIABILITIES:
Accrued severance pay and pension		9,198	9,745
Other long-term payables		8,357	8,829

Total long-term liabilities		17,555	18,574

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:	8

Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2016 and June 30, 2017; Issued: 81,250,452 and 81,425,090 shares at December 31, 2016 and June 30, 2017, respectively; Outstanding: 77,768,929 and 77,943,567 shares at December 31, 2016 and June 30, 2017, respectively.		214	214
Additional paid-in capital		409,320	410,128
Treasury shares at cost - 3,481,523 ordinary shares as of December 31, 2016 and June 30, 2017.		(20,091)	(20,091)
Accumulated other comprehensive loss		(7,848)	(6,018)
Accumulated deficits		(265,431)	(260,577)

Total shareholders' equity		116,164	123,656

Total liabilities and shareholders' equity		$244,225	$263,682

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2016	2017
	Unaudited

Revenues	$129,844	$169,355
Cost of revenues	84,263	117,848

Gross profit	45,581	51,507

Operating expenses:
Research and development	10,638	12,235
Selling and marketing	19,573	19,776
General and administrative	10,110	9,570

Total operating expenses	40,321	41,581

Operating income	5,260	9,926

Financial expenses, net	3,290	3,079

Income before taxes	1,970	6,847

Taxes on income	2,357	1,993

Net income (loss)	$(387)	$4,854

Basic net income (loss) per share	$(0.00)	$0.06

Diluted net income (loss) per share	$(0.00)	$0.06

Weighted average number of shares used in computing basic net income (loss) per share	77,664,815	77,845,690

Weighted average number of shares used in computing diluted net income (loss) per share	77,664,815	80,359,375

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2016	2017
	Unaudited

Net income (loss)	$(387)	$4,854
Other comprehensive income:

Change in foreign currency translation adjustment	886	150

Cash flow hedges:
Change in net unrealized gains	51	1,524
Amounts reclassified from AOCI	77	156

Net change	128	1,680

Other comprehensive income, net	1,014	1,830

Total of comprehensive income	$627	$6,684

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2016	77,636,864	214	$408,174	$(20,091)	$(8,616)	$(276,860)	$102,821

Exercise of options and RSU's	132,065	*) -	75	-	-	-	75
Share-based compensation expense	-	-	1,071	-	-	-	1,071
Other comprehensive income, net	-	-	-	-	768	-	768
Net income	-	-	-	-	-	11,429	11,429

Balance as of December 31, 2016	77,768,929	214	409,320	(20,091)	(7,848)	(265,431)	116,164

Exercise of options and RSU's	174,638	*) -	189	-	-	-	189
Share-based compensation expense	-	-	619	-	-	-	619
Other comprehensive income, net	-	-	-	-	1,830	-	1,830
Net income	-	-	-	-	-	4,854	4,854

Balance as of June 30, 2017 (unaudited)	77,943,567	214	$410,128	$(20,091)	$(6,018)	$(260,577)	$123,656

*)          Represent an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2017
	Unaudited
Cash flow from operating activities:

Net income (loss)	$(387)	$4,854
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	4,976	4,574
Stock-based compensation expense	592	619
Decrease (increase) in trade and other receivables, net	30,503	(9,288)
Decrease (increase) in inventory, net of write off	1,603	(10,555)
Decrease in deferred tax asset, net	1,205	140
Increase (decrease) in trade payables and accrued liabilities	(18,445)	18,775
Increase (decrease) in deferred revenues	(4,934)	1,018
Other adjustments	(108)	(88)

Net cash provided by operating activities	15,005	10,049

Cash flow from investing activities:

Purchase of property and equipment	(3,608)	(3,505)
Investment in short-term bank deposits	(153)	-

Net cash used in investing activities	(3,761)	(3,505)

Cash flow from financing activities:

Proceeds from share options exercise	7	189
Repayment of bank loans	(13,472)	(9,000)

Net cash used in financing activities	(13,465)	(8,811)

Effect of exchange rate changes on cash	280	16
Decrease in cash and cash equivalents	(1,941)	(2,251)
Cash and cash equivalents at the beginning of the period	36,318	36,338

Cash and cash equivalents at the end of the period	$34,377	$34,087

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist.  It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base band digital units stations and remote radio heads.

b.
The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

c.	The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

d.	The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2017, the consolidated statements of operations, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2016 and 2017, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2017, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2017, as well as its results of operations and cash flows for the six months ended June 30, 2016 and 2017. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 7, 2017.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

c.	Impact of recently issued Accounting Standards:

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company elected to use the cumulative effect method of adoption.

The new standard will be effective for the Company beginning January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on majority of its revenue streams and associated contracts. The Company formed an implementation work group and expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Currently, the Company is analyzing the impact that the adoption of the standard will have on specific performance obligations and variable consideration transactions. In addition, incremental costs that are related to sales from contracts signed during the period would require capitalization. The Company also will consider if there is a significant financing component if the time between payment and delivery is more than one year.

The Company continues to assess all potential impacts under the new revenue recognition standard.

NOTE 3:-	INVENTORIES

	December 31,	June 30,
	2016	2017
		Unaudited

Raw materials	$7,651	$9,781
Work in progress	232	484
Finished products	37,764	45,893

	$45,647	$56,158

During the six-month ended June 30, 2016 and 2017 the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 2,156 and $ 2,912, respectively that have been included in cost of revenues.

NOTE 4:-	LOAN AND CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions, under which a sum of up to $ 40,200 in the form of bank guarantees and $ 73,500 in the form of loans was available. The agreement replaced all of the Company's previously existing credit facilities. Each portion of the Credit Facility was operated by its furnishing financial institution.

The Credit Facility was secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

Repayment could have been accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

During 2014 and 2015 the Company amended its Credit Facility arrangements. The loan facility was reduced gradually to $ 50,000 and fewer financial covenants and interest rates and fees were adjusted. In addition, the Company was allowed to discount a Letter of Credit (LC) from one of its customers up to $ 54,000 which was in addition to the existing $ 20,000 receivables factoring limit.

In March 2016, the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2017 (from June 30, 2016).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LOAN AND CREDIT LINES (Cont.)

In December 2016, the Company signed a further amendment to its agreement with the four financial institutions to increase the allowed discounting activities of LC receivables to $ 94,000.

In March 2017, the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2018. One of the four banks had to terminate its participation in the agreement because of regulatory constraints and its share in the Credit Facility was re-distributed by the other three on a pro-rata basis. In addition, the credit facility for bank guarantees was increased to $ 50,200. Other changes adjusted the fees and interest spread to the same levels of the original agreement from March 2013.

As of June 30, 2017, the Company utilized $ 8,000 out of $ 50,000 of available credit lines. During the period ended on June 30, 2017, the credit lines carry interest rates in the range of Libor+3% and Libor+3.1%.

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders’ equity value and financial assets, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet and a certain ratio between our net financial debt to each of our working capital and accounts receivable. As of June 30, 2017, the Company met all of its covenants.

NOTE 5:-	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table present assets measured at fair value on a recurring basis as of June 30, 2017:

	June 30, 2017
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$1,478	$1,478

Total assets	$1,478	$1,478

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENT

The following table present liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Year ended December 31, 2016
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(159)	$(159)

Total liabilities	$(159)	$(159)

NOTE 6:-	DERIVATIVE INSTRUMENTS

As of December 31, 2016, the Company had outstanding forward exchange contracts designated as a cash flow hedge for the acquisition of NIS 71,274 in consideration for $ 18,890 maturing in a period of up to one year.  As of June 30, 2017, the Company had outstanding forward exchange contracts designated as a cash flow hedge for the acquisition of NIS 69,307 in consideration for $ 18,495 maturing in a period of up to one year.

The Company also enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to one month (the "Fair Value Hedging Program"). The purpose of the Company's Fair Value Hedging Program is to protect the fair value of the monetary assets from foreign exchange rates fluctuations. Gains and losses from derivatives related to the Fair Value Hedging Program are not designated as hedging instruments.

	Gain recognized in Statements of Comprehensive income		Gain (loss) recognized in consolidated statements of operations
	Six months ended June 30,	Statement of	Six months ended June 30,
	2017	Operations item	2016	2017

Derivatives designated as hedging instruments:
forward contract	$1,424	Operating expenses	$(77)	$(156)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(409)	(1,374)

Total	$1,424		$(486)	$(1,530)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	DERIVATIVE INSTRUMENTS (Cont.)

		December 31,	June 30,
	Balance sheet	2016	2017

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$21	$1,424
	"Other account payables and accrued expenses"	$(277)	$-
	"Other comprehensive income (loss)"	$(256)	$1,424

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$176	$124
	"Other account payables and accrued expenses"	$(79)	$(67)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at June 30, 2017, were as follows:

Year ended December 31,

2017	2,645
2018	4,776
2019	4,094
2020	774
2021 and thereafter	181
12,470

Expenses for lease of facilities for the six months ended June 30, 2017 and 2016 were approximately $ 2,189 (unaudited) and $ 2,118, respectively.

Expenses for the lease of motor vehicles for the six months ended June 30, 2017 and 2016 were approximately $ 389 (unaudited) and $ 367, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Co t.)

b.
During the six months ended June 30, 2016 and 2017, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2016 and 2017 in the amount of $ 1,575 and $ 937, respectively.

c.	Charges and guarantees:

As of June 30, 2017, the Company provided bank guarantees in an aggregate amount of $34,988 (which counts as part of its credit line) with respect to tender offer guarantees and performance guarantees to its customers.

d.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The Company filed its defense on June 21, 2015, and on October 22, 2015 the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiff. The plaintiff filed his reply to the Company’s response to the motion by April 2, 2017. A preliminary hearing was held on May 22 2017, in the framework of which the court set dates for response to the Company’s abovementioned requests as well as dates for evidence hearings, which are due to take place on November 2 and 13, 2017.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The initial procedure (i.e. until the District Court decides whether to approve the motion or to deny it) has been conducted for over two and a half years now. The Company is unable to estimate how long it is expected to last. The Company believes that the District Court should deny the motion. There is no assurance that the Company's position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

The Company believes it has strong defense claims and intends to vigorously defend its position. The Company cannot assess the outcome of this claim due its early stage. Therefore, the Company did not record a provision as of June 30, 2017.

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock Options, Restricted Stock Units

In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options and RSU’s may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options or RSU’s, which are canceled or forfeited before the expiration date, become available for future grants. As of June 30, 2017, the Company has 1,644,014 Ordinary shares available for future grant under the Plan.

On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s stock options and RSU’s for the six months ended June 30, 2017:

	Number of options and RSU’s	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,537,708	$3.84	4.93	$6,128
Granted	141,332	$3.41
Exercised	(174,638)	$1.02
Forfeited or expired	(366,019)	$4.96

Outstanding at end of the period	7,138,383	$3.84	4.36	$5,377

Options exercisable at end of the period	4,388,313	$5.34	3.70	$2,247

Vested and expected to vest	6,654,078	$4.01	4.32	$4,832

During the six months ended June 30, 2017, the Company's Board of Directors granted 141,332 options to employees and directors to purchase 141,332 Ordinary shares of the Company. The exercise prices for the options are from $ 2.43 to $ 3.68 per share, with vesting to occur in up to 4 years.

During the six months ended June 30, 2016 and 2017 the Company recorded share based compensation in total amount of $ 592 and $ 619, respectively.

During the year ended December 31, 2016, 72,832 options were exercised at a weighted average exercise price of $ 1.18. In addition, 59,233 Restricted Share Units (RSU’s) were exercised during the year.

During the six months ended June 30, 2017, 150,741 options were exercised at a weighted average exercise price of $ 1.19. In addition, 23,897 RSU’s were exercised during the period.

As of June 30, 2017, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 722, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2016 and 2017, allocated to the geographic areas in which it was generated:

	Six months ended June 30,
	2016	2017
	Unaudited

North America	$20,213	$17,782
Europe	21,480	18,189
Africa	9,321	7,494
Asia-Pacific and Middle East	15,512	24,940
India	29,358	77,210
Latin America	33,960	23,740

	$129,844	$169,355

Revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2016 and June 30, 2017:

	December 31	June 30,
	2016	2017
		Unaudited

Israel	23,162	23,786
Others	4,398	4,491

	27,560	28,277